Exhibit 3.1

THE PAYMENTS OF THE AMOUNTS DUE UNDER THE SENIOR NOTES ARE SUBJECT TO THE CONDITIONS SET FORTH IN AGREEMENTS WITH THE SENIOR LENDERS OF IRON BRIDGE MORTGAGE FUND, LLC, AN OREGON LIMITED LIABILITY COMPANY (THE “COMPANY”), INCLUDING THAT CERTAIN SUBORDINATION AGREEMENT BETWEEN THE COMPANY AND WESTERN ALLIANCE BANK, AN ARIZONA CORPORATION, A COPY OF WHICH MAY BE OBTAINED UPON REQUEST FROM THE COMPANY.

IRON BRIDGE MORTGAGE FUND, LLC

SENIOR SECURED DEMAND NOTE

NON-NEGOTIABLE

$[ ]	[ ], 20[ ]

For value received, IRON BRIDGE MORTGAGE FUND, LLC, an Oregon limited liability company (the “Company”), promises to pay to [        ] (the “Senior Noteholder”), in lawful money of the United States of America and in immediately available funds, the principal sum of $[        ], together with accrued and unpaid interest thereon, due and payable on the dates and in the manner set forth below under the terms and conditions set forth herein.

This promissory note is issued as part of a series of similar notes (the “Senior Notes”) pursuant to that certain Senior Secured Demand Note Purchase Agreement by and among the Company and the various Investors party thereto dated as of                 , 2018 (the “Purchase Agreement”). Additional rights and obligations of the Company are set forth in the Purchase Agreement and that certain Security Agreement dated                 , 2018 (the “Security Agreement”). Terms not defined herein shall have the definitions given them in the Purchase Agreement or Security Agreement, as the context indicates.

1.	Interest Rate.

The Company further promises to pay simple interest at the annual rate of six percent (6%) (the “Interest Rate”) on the outstanding principal amount from the date of the Senior Note until payment in full. Interest shall be due and payable (or, if the Company has accepted an Interest Roll-over Request from the Senior Noteholder pursuant to Section 1.2 of the Purchase Agreement, interest shall be added to the principal balance of the Senior Note) monthly in arrears on the first day of each month for interest accrued the previous month, and shall be calculated on the basis of actual days accrued and a 365 day year. The Company may change the Interest Rate from time to time as provided in Section 4(b) of this Senior Note. Monthly interest distributions will be sent to Investors via ACH transfer on or before the 10th day of the subsequent month.

2.	Maturity.

(a) This Senior Note shall become due and payable on the “Maturity Date,” which is the date that is 30 days after the date that the Company receives the Senior Noteholder’s written demand for payment; provided that the Company, in its sole discretion, may extend the Maturity Date by up to three months. The Maturity Date may also be extended pursuant to the following paragraphs.

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(b) If the Company receives demands for payment from Senior Noteholders collectively holding more than thirty percent (30%) of the unpaid principal amounts of all outstanding Senior Notes, then the Company may elect to (i) extend the Maturity Date for all Senior Notes while the Company liquidates and winds up its portfolio loans to its borrowers, (ii) during any such extension period, make payments, or prepayments as applicable, to all Senior Noteholders in proportion to the relative principal amounts of all outstanding Senior Notes, not just the Senior Noteholders who have demanded payment, and (iii) give notice to the Senior Noteholders that the Company is electing to take these actions.

(c) If the Company receives a demand for payment from a Senior Noteholder (or group of affiliated Senior Noteholders) with respect to a Senior Note or Senior Notes with an aggregate unpaid principal balance of $2 million or more, then the Company must pay at least $1 million in principal on account of such Senior Notes on or before the Maturity Date. The Maturity Date will be extended, as long as the Company continues making payments of at least $1 million in principal on account of such Senior Notes during each 30-day period following the original Maturity Date.

3.	Prepayment.

(a) The Company may prepay all or a portion of the Senior Note without penalty at any time, in the discretion of the Company.

(b) Without limiting the provisions of Section 3(a) above, in the sole and absolute discretion of the Manager, the Company may prepay without penalty all or any portion of principal or interest of any one or more Senior Notes:

(i) of ERISA Plan Senior Noteholders who have submitted prepayment requests for the purpose of meeting ERISA plan distribution requirements;

(ii) to ensure that the Company remains exempt from the ERISA “Plan Asset” Regulations under Title 29 of the U.S. Code of Federal Regulations; or

(iii) to meet any regulatory compliance requirement for a Senior Noteholder or the Company.

(c) Subject to the provisions of Sections 3 and 6, all payments of the Senior Notes will be made pro rata among Senior Noteholders according to the relative principal amounts of outstanding Senior Notes, and all payments to a Senior Noteholder shall be allocated first to accrued but unpaid interest and then to principal.

4.	Senior Note Adjustments.

(a) Principal. The principal amount of the Senior Note may be adjusted from time to time in the records of the Company to reflect increases in the Loan Amount of the Senior Noteholder as provided in paragraphs 1.2(b), 1.2(c) and 1.2(d) of the Purchase Agreement, and

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to reflect decreases with respect to prepayments of the Senior Note principal. The principal amount of the Senior Note shall be deemed amended as of the effective date of such increase or decrease. The Company may, but shall not be obligated to, issue a replacement Senior Note in a principal amount equal to the adjusted principal as provided in the Purchase Agreement against receipt of this Senior Note for replacement. Adjustments to principal will be reported to Investor’s in their monthly statements. Upon no less than two business days’ prior written notice by the Senior Noteholder of record of a Senior Note, the Company will confirm the current principal amount of the Senior Note.

(b) Interest. Subject to the provisions of this Section 4(b), the Company may change the Interest Rate paid on this Senior Note at any time. Any rate change will be applied to all Senior Notes at the same time, subject to the provisions of this Section 4(b).

(i) Notice. The Company shall send written notice to the holder of the Senior Note before making any change in the Interest Rate paid on the Senior Note (“Rate Change Notice”). A Rate Change Notice may be sent and delivered by U.S. Mail, electronic mail, facsimile transmission or hand delivery. The date such Rate Change Notice is sent shall be the “Rate Change Notice Date.” A Rate Change Notice shall state the new Interest Rate, the date the new Interest Rate will become effective, the name and phone number of a person who will answer questions regarding the Rate Change Notice, and such other information as may be necessary or appropriate.

(ii) Limits on Interest Rate Change. The Interest Rate paid on the Senior Note may not be increased or decreased by more than one-half percent (0.5%) at the time of any change. The Interest Rate paid on the Senior Note may not be changed more than once during any 90 day period.

(iii) Effective Date. The effective date of any change in the Interest Rate paid on the Senior Note shall be the date that is 90 days after the date of the Rate Change Notice (the “Effective Date”).

5.	Waiver.

The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Senior Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses.

6.	Amendment; Waiver.

Any term or provision of the Senior Notes may be amended or waived with the consent of the Company by Senior Noteholders entitled to receive a majority of the aggregate unpaid principal amounts under all outstanding Senior Notes, provided, however, that except as specifically provided in the Purchase Agreement, no amendment or waiver shall be effective to the extent it has discriminatory application to a Senior Note without the consent of the Senior Noteholder adversely affected by such discriminatory application.

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7.	Senior Secured Note.

Payment of the full amount of this Senior Note is secured by the “Collateral” identified and described as security therefor in the Security Agreement. The Company shall not, directly or indirectly, create, permit or suffer to exist, and shall defend the Collateral against and take such other action as is necessary to remove, any Lien (as defined in the Security Agreement) on or in the Collateral, or in any portion thereof, except as permitted pursuant to the Security Agreement. The rights of the Senior Noteholders in the Collateral are subordinated to the interests in such Collateral securing the Company’s Bank Borrowings (as defined in the Security Agreement).

8.	Default.

Each of the following events shall be an “Event of Default” by the Company hereunder:

(a) Failure to pay interest or principal when due under the Senior Notes;

(b) Any default under indebtedness that results in acceleration of the maturity of a material amount of indebtedness of the Company;

(c) Any breach of the observance or performance in any material respect of any material covenant, obligation or agreement of the Company under this Senior Note or the Purchase Agreement or the Security Agreement;

(d) Any representation, warranty or certification made by the Company herein or in the Purchase Agreement or the Security Agreement shall prove to have been false or incorrect in any material respect on the dates as of which made; or

(e) The Company shall (i) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator for itself or any part of its property, (ii) become subject to the appointment of a receiver, trustee, custodian or liquidator for itself or any part of its property, (iii) make an assignment for the benefit of creditors, (iv) institute any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors to take advantage of any insolvency law, or file an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (v) become subject to any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or have an order for relief entered against it in any proceeding under the United States Bankruptcy Code.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of holders of a majority of the aggregate principal amount of the Senior Notes then outstanding and, in the case of an Event of Default pursuant to (e) above, automatically, be immediately due and payable, and collectible by the Senior Noteholder.

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9.	Transfer.

This Senior Note is non-negotiable and shall not be assigned or transferred without the prior written consent and at the sole discretion of the Company. Any attempted assignment or delegation of this Senior Note without the consent of the Company shall be null and void. Without limiting the foregoing, any transfer of the Senior Note shall be in compliance with the federal and state securities laws governing the offer and sale of unregistered securities, as they may be amended from time to time.

10.	Lost, Stolen, Mutilated or Destroyed Senior Notes.

If this Senior Note is lost, stolen, mutilated or destroyed, the Company shall, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Senior Note, include the surrender thereof), issue a new Senior Note of like denomination and tenor as the Senior Note so lost, stolen, mutilated or destroyed. Any such new Senior Note shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Senior Note shall be at any time enforceable by anyone.

11.	Miscellaneous.

(a) Subject to the provisions of Section 9 above, this Senior Note will be binding in all respects upon the Company and the Senior Noteholder and their representatives, successors and assigns.

(b) This Senior Note shall be governed by and construed under the laws of the State of Oregon, as applied to agreements among Oregon residents, made and to be performed entirely within the State of Oregon, without giving effect to conflicts of laws principles.

(c) If any provision of this Senior Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Senior Note will remain in full force and effect. Any provision of this Senior Note held invalid or unenforceable only in part of degree will remain in full force and effect to the extent not held invalid or unenforceable.

(d) This Senior Note, the Purchase Agreement and the Security Agreement constitute the full, complete, and final agreement of the parties with respect to the Senior Noteholder’s investment in the Company and supersede all prior written or oral agreements between the parties with respect to the Company.

[Signature Appears on the Following Page]

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AGREED AND ACCEPTED

IRON BRIDGE MORTGAGE FUND, LLC
an Oregon limited liability company

BY:	IRON BRIDGE MANAGEMENT GROUP, LLC
an Oregon limited liability company
its Manager

BY:
Gerard Stascausky, Managing Director

Date

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